ROPES & GRAY LLP PRUDENTIAL TOWER, 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 2, 2024	Andrew G. Lawson T +1 617 951 7149 Andrew.Lawson@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attention: Karen Rossotto

Re: Stone Ridge Trust (File No. 811-22761; 333-184477)

Dear Ms. Rossotto:

On behalf of Stone Ridge Durable Income ETF (the “Fund”), a series of Stone Ridge Trust (the “Trust”), we are writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission that you provided via phone on November 8, 2024 in connection with Post-Effective Amendment No. 93 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on September 25, 2024 to register for public offer and sale shares of the Fund, a new series of the Trust.

The following sets forth the Staff’s comments and the Fund’s responses thereto. We note that the responses set forth herein, as applicable, will be observed by the Fund but do not necessarily represent the position or policy of other funds managed by Stone Ridge Asset Management LLC (“Stone Ridge” or the “Adviser”). The responses will be reflected, to the extent applicable, in the next amendment to the Fund’s Registration Statement. Terms used but not defined herein are defined in the Registration Statement. Revisions to existing disclosure included below are reflected, as applicable, with the new text underlined in blue and the deleted text shown in ~~red strikethrough~~.

General Comments

1.	Staff Comment: In correspondence, please explain why the Predecessor Fund is being reorganized with and into the Fund and whether an N-14 will be filed in connection with the Reorganization.

Response: The Predecessor Fund is a prior iteration of the Trust’s longevity income series, similar to the predecessor funds of the currently effective Longevity Income ETFs and Inflation-Protected

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Longevity Income ETFs (the “Existing ETFs”). The Predecessor Fund commenced operations in January 2024. The Fund is an independent investment vehicle from the Existing ETFs. An N-14 will not be filed in connection with the Reorganization. Stone Ridge Ventures LLC is the sole shareholder of the Predecessor Fund and, in such capacity, has approved the Agreement and Plan of Reorganization between the Predecessor Fund and the Fund.

Summary Prospectus

 Investment Objective

2.

Staff Comment: We note that the Fund’s investment objective is “to provide reliable monthly distributions consisting of income and principal.” The Staff also notes that the Fund’s name references “durable income.” The Staff’s view is that a distribution of “principal” is usually referred to as return of capital. We are concerned that the inclusion of a term that in the Staff’s view connotes a return of capital in the Fund’s investment objective does not align with the use of the terms “durable” nor “income” in the Fund’s name. In correspondence, explain why the Fund’s name is not materially misleading or revise the name or strategy in line with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Fund believes that the term “durable income” as used in the Fund’s name should be commonly understood as a reference to an intended portfolio-wide result, similar to “real return,” “balanced” or “managed risk,” each of which the Staff noted in the adopting release to the Rule 35d-1 amendments are “terms that do not communicate to investors the particular characteristics of investments that will make up the fund’s portfolio.” The Cambridge Advanced Learner’s Dictionary & Thesaurus defines the word “durable” as “able to continue to exist for a long time.” This definition aptly describes the Fund’s monthly distributions, which include income, that are designed to be generated in perpetuity and continuously recalibrated each year at a level that the Adviser believes would be sustainable for thirty years from such recalibration date. Further, a majority of the Fund’s monthly distributions are expected to be composed of income rather than the return of principal.

Additionally, the Fund notes that “return of capital” is a tax characterization, not an investment objective, and that the “Tax Information” section of the Fund’s summary prospectus clearly discloses that “the Fund intends to make distributions for which a portion of each distribution is expected and intended to constitute a return of capital, which will reduce the amount of capital available for investment and reduce a shareholder’s tax basis in his or her shares.” To address the Staff’s concerns, however, the Fund has added disclosure in the “Tax Information” section of the Fund’s summary prospectus further explaining the concept of a “return of capital.”

The Fund does not expect to recognize capital gains on the distribution of its portfolio securities to Authorized Participants in redemption of the Fund’s shares. The Fund intends to make distributions for which a portion of each distribution is expected and intended to constitute a return of capital~~, which~~. A return of capital is a distribution from the shareholder’s investment principal, rather than net profits from the Fund’s returns, and should not be confused with the Fund’s “yield” or “income.” A return of capital will reduce the amount of capital available for investment and reduce a shareholder’s tax basis in his or her shares. A return of

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capital is generally not taxable to the shareholder. However, if a shareholder’s tax basis in his or her shares has been reduced to zero, the portion of the Fund’s distributions that exceeds such tax basis is expected to constitute capital gains. See “How to Purchase and Sell Fund Shares—Distributions and Federal Income Tax Matters” for a discussion of the federal income tax treatment of a return of capital.

The Fund believes that its name is consistent with Section 35(d) of the 1940 Act and Rule 35d-1 thereunder; its disclosure regarding its investment objective and strategy is clear; and the term “durable income” in its name is not inconsistent with reasonable investor expectations or its investment objective or strategy.

 Fees and Expenses

3.	Staff Comment: If acquired fund fees and expenses as a result of investing in money market funds are expected to exceed one basis point, please include in the Annual Fund Operating Expenses table.

Response: The Fund’s Acquired Fund Fees and Expenses are not expected to exceed one basis point.

4.	Staff Comment: Footnote 1 to the fee table discloses that Management Fees are estimated for the Fund’s current fiscal year. In correspondence, please explain why these fees are estimated.

Response: The Fund has revised its disclosure in response to this comment by removing the final sentence from footnote 1 to the fee table.

5.	Staff Comment: Please disclose that Other Expenses are estimated for the fiscal year.

Response: The Fund notes that footnote 2 to the fee table states that “Other Expenses have been adjusted from amounts incurred during the period of LifeX Income Fund 1963M’s operations to reflect estimated current expenses.” (emphasis added).

 Principal Investment Strategies—The Investments

6.	Staff Comment: Please revise the Fund’s strategy to address any criteria the Adviser considers in deciding which U.S. Government Bonds to purchase.

Response: The Fund has made the requested change. The paragraph located at “Fund Summary—Principal Investment Strategies—The Investments” and “Investment Objectives, Strategies and Risks—More Information Regarding Investment Strategies—Investment Strategies—The Investments” has been revised as follows:

The Fund is an exchange-traded fund (“ETF”) that pursues its investment objective by investing in debt securities issued by the U.S. Treasury (which we refer to as “U.S. Government Bonds”) as well as money market funds that invest exclusively in U.S. Government Bonds or repurchase agreements collateralized by such securities. Securities issued by the U.S. Treasury historically have not had credit-related defaults (i.e., failures to fulfill payment-related obligations such as interest

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or principal payments) and therefore such securities are generally considered to be credit risk-free (i.e., free of the risk of non-payment of either interest or principal). When constructing its portfolio of U.S. Government Bonds, the Fund seeks to select particular bond maturities and investment amounts that enable the Fund to “lock in” interest rates and reliably sustain its planned distributions and recalibration strategy.

Principal Investment Strategies—The Offering

7.	Staff Comment: In the second paragraph of this subsection, please address the following comments:

a.	Please revise the disclosure to more clearly indicate the Fund’s process for recalibrating its per-share distribution rate annually and explain the reasoning for the annual recalibration.

Response: The Fund has made the requested change. The second paragraph of “Fund Summary—Principal Investment Strategies—The Offering” and “Investment Objectives, Strategies and Risks—More Information Regarding Investment Strategies—Investment Strategies—The Offering” has been revised as follows:

In January of each year, the Fund’s per-share distribution rate will be recalibrated based on current market interest rates to a level that the Adviser believes would ~~be sustainable for thirty years from such recalibration date and would, absent a subsequent recalibration,~~ result in the distribution of the vast majority of the Fund’s assets over ~~that~~ a thirty-year time horizon. The Fund will calibrate its distribution rate by calculating the payout rate of a 30-year Treasury bond ladder and adjusting for the Fund’s Unified Management Fee. ~~intends to operate indefinitely in this manner, meaning that it will continue to recalibrate its per-share distribution rate annually based on successive thirty-year periods. The Fund is not actually designed to distribute all of its assets over thirty years from its launch date, and its per-share distribution rate is expected to decline over time.~~

The ~~Fund is designed~~ purpose of including a portion of principal in the Fund’s distributions is to provide investors with a higher level of cashflow than would be possible from distributing the Fund’s interest income alone~~, while moderating the amount of principal distributed over time so that the Fund can continue to pay distributions in perpetuity.~~. The purpose of recalibrating the distribution rate annually is to enable the Fund to operate and provide monthly distributions in perpetuity. As a result of returning principal and recalibrating annually, the Fund’s per-share distribution rate is expected to decline over time.

b.

The Fund’s strategy states that “The Fund is not actually designed to distribute all of its assets over thirty years from its launch date, and its per-share distribution rate is expected to decline over time. The Fund is designed to provide investors with a higher level of cashflow than would be possible from interest income alone, while moderating the amount of principal distributed over time so that the Fund can continue to pay distributions in perpetuity.” (emphasis added). We are concerned that investors may not fully understand

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the extent and speed of the decline in per-share distributions, absent additional disclosures about the assumptions you are using about the amount of capital you will return. Please revise the disclosure to more clearly explain how the Fund intends to operate indefinitely while the Fund’s return of capital and distributions decline every year.

Response: The Fund notes that the subsection “—Principal Investment Strategies—Distributions” and the distribution table will illustrate to investors the expected extent and speed of the decline in per-share distributions on a five-year look forward basis. Each year, as part of the Fund’s annual registration statement update, the Fund will update this table. Additionally, the Fund is an exchange-traded fund and therefore a shareholder will have a high degree of transparency into the Fund’s NAV per share and will have daily liquidity in the event it decides that a lowered distribution rate is not attractive.

c.	Please consider the need for additional Item 9 disclosure addressing why the per-share distribution rate is expected to decline over time and what the trajectory of that decline might look like.

Response: The Fund has made the requested change regarding the decline in the per-share distribution rate, as reflected in Comment Response 7(a) above. With respect to the trajectory of the decline in the per-share distribution rate, the Fund does not believe additional disclosure is necessary given the distribution table will clearly show the expected extent and speed of the decline on a five-year look forward basis, which table will be updated at least annually.

 Principal Investment Strategies —Distributions

8.

Staff Comment: We note that the figures provided in the Distributions table will be dependent on economic and other factors. Please explain why the presentation of distributions in this table is not misleading.

Response: The Fund believes that the referenced table does not portray hypothetical fund performance and that an investor would not be able to use the information in the table to derive expected returns from an investment in the Fund. An investor’s returns will be a function of the price the investor paid for shares, the monthly distributions as recalibrated over time, and the price the investor receives when selling the shares. The table is intended to help investors understand the Fund’s annual recalibrations, which are simply an estimate of what the Fund will seek to distribute based on current market interest rates. The Fund further notes that the table will be updated no less frequently than annually in connection with the Fund’s annual registration statement update. Additionally, the Distributions and Interest Rate Risk disclosure states that “the Fund may ultimately recalibrate its distribution rate to be higher or lower than expected as a result of fluctuations in market interest rates.”

The second paragraph of “Fund Summary—Principal Investment Strategies—Distributions” and “Investment Objectives, Strategies and Risks—More Information Regarding Investment Strategies—Investment Strategies—Distributions” has been revised as follows:

The following table illustrates the Fund’s intended distributions for each of the next five years for an investor who purchases 100,000 shares, incorporating an estimate

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of the effect of its annual recalibrations, estimated based on current market interest rates as of October 31, 2024.

9.

Staff Comment: We note that the Distributions table illustrates distributions for an investor who purchases 100,000 shares. Please revise the disclosure to provide these distribution numbers on a per-share basis.

Response: The Fund respectfully declines to disclose distribution numbers on a per-share basis. The Fund is not aware of any Form N-1A-related disclosure requirement requiring a lesser presentation and notes that the 100,000 share basis is consistent with the disclosure of other series of Stone Ridge Trust. An investor can simply divide the estimated distribution amounts by 100,000 should they want this information on a per-share basis. The Fund further notes that the text immediately preceding the Distributions table states that “[f]rom the date of its launch until the date of the first recalibration of its distribution rate in January 2025, the Fund intends to make an identical distribution each month equal to $0.0833 per outstanding share of the Fund.”

 Principal Investment Risks

10.	Staff Comment: Please include risk factors discussing the risk of the Fund not performing as expected and the risks of quantitative modeling.

Response: The Fund has made the requested change. The below paragraphs have been added to “Fund Summary—Principal Investment Risks:”

Limited Operating History Risk. The Fund is a series of an open-end management investment company and has a limited history of operations. As a result, prospective investors have a limited track record or history on which to base their investment decision.

Management and Operational Risk. The Fund is subject to management risk because it relies on the Adviser’s ability to achieve its investment objective. The Fund runs the risk that the Adviser’s management techniques will fail to produce desired results and cause the Fund to incur significant losses. The Adviser may select investments that do not perform as anticipated by the Adviser.

In making decisions for the Fund, the Adviser uses quantitative models to select U.S. Government Bonds and other securities in which the Fund invests, as well as in connection with the annual recalibration of the Fund’s monthly distributions. Any imperfections, errors or limitations in quantitative analyses and models used by the Adviser as part of the investment process could affect the Fund’s performance. The Adviser has not provided and will not provide any guarantee or assurance to the Fund that these quantitative analyses or models will accurately reflect the Fund’s performance.

The Fund is also subject to the risk of loss as a result of other services provided by the Adviser and other service providers, including the pricing, administrative, accounting, tax, legal, custody, transfer agency and other services provided by other service providers. Operational risk includes the possibility of loss caused by

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inadequate procedures and controls, human error and cyber-attacks, disruptions and failures affecting, or by, a service provider.

Prospectus

Investment Objectives, Strategies and Risks

 More Information Regarding Investment Strategies

11.

Staff Comment: The Fund’s strategy states “The Fund is designed to provide investors with a higher level of cashflow than would be possible from interest income alone…” Please further explain how the Fund will provide investors “with a higher level of cashflow than would be possible from interest income alone.”

Response: The Fund has made the requested change, as reflected in Comment Response 7(a) above.

12.

Staff Comment: The Distributions section uses the example of an investor who purchases shares before the Fund’s initial distributions. Please add disclosure regarding the effect of a shareholder purchasing shares after the Fund’s initial distributions.

Response: The Fund notes that a footnote to the referenced table states:

An investor purchasing 100,000 shares intra-year after some of the Fund’s monthly distributions have already been paid will receive less than the total yearly distributions as a result.

More Information Regarding the Risks of Investing—ETF Structure Risks—Authorized Participant Concentration Risk

13.

Staff Comment: If the Fund anticipates that a significant portion of its creations or redemptions of Creation Units will be constituted of primarily cash, please disclose that purchases and redemptions of Creation Units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the Fund to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemptions in-kind. In addition, please disclose that these costs could be imposed on the Fund, and thus decrease the Fund’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response: The Fund has made the requested change. The following sentences have been added to “Investment Objectives, Strategies and Risks— More Information Regarding the Risks of Investing—ETF Structure Risks—Authorized Participant Concentration Risk:”

To the extent the Fund permits or requires creation and redemption transactions in cash rather than in kind, the Fund may be subject to certain brokerage and other costs and expenses and may realize gains or losses that may not be borne by ETFs that transact in kind. To offset these costs and expenses, the Fund charges a variable fee to Authorized Participants on creation and redemption transactions in cash.

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The Fund notes that it does not anticipate that a significant portion of its creations or redemptions of Creation Units will be constituted of primarily cash.

Statement of Additional Information

Additional Investment Information, Risks and Restrictions—Creation and Redemption of Creation Units—Acceptance of Orders for Creation Units

14.	Staff Comment: In the third paragraph of this section, please delete the word “absolute” and romanettes (iv) and (vi).

Response: The Fund has deleted the word “absolute” but respectfully declines to delete romanettes (iv) and (vi). The Fund believes that the provisions in the original ETF exemptive orders that formed the framework for Rule 6c-11 were designed to protect funds and their shareholders from creation activity that could harm the fund or investors. The concept of protecting investors from potentially harmful creation activity is consistent with the requirements of Rule 6c-11, which provides that an ETF can only accept a custom basket if it is in the best interests of the ETF and its shareholders and is consistent with the Fund’s policies and procedures. Accordingly, consistent with the creation procedures outlined in the Fund’s prospectus and SAI, the Trust reserves the right to reject certain creation orders and expects that the Fund will reject those creation orders that the Trust deems to not be in the best interest of the Fund or its shareholders.

*  *  *

Should members of the Staff have any questions or comments, please contact the undersigned at (617) 951-7149 or Andrew.Lawson@ropesgray.com.

Very truly yours,

/s/ Andrew G. Lawson

Andrew G. Lawson

cc:	James Rothwell, Stone Ridge Asset Management LLC

Lauren D. Macioce, Stone Ridge Asset Management LLC

Charles Nail, Stone Ridge Asset Management LLC

Lizzie Gomez, Stone Ridge Asset Management LLC

Elizabeth J. Reza, Ropes & Gray LLP

Gregory C. Davis, Ropes & Gray LLP

Chelsea M. Childs, Ropes & Gray LLP